May 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Foley Trasimene Acquisition Corp.
Registration Statement on Form S-1
Filed May 8, 2020, as amended
File No. 333-238135

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Foley Trasimene Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 26, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, approximately 1,000 copies of the Preliminary Prospectus dated May 21, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as Representative of the Several Underwriters

By:	/s/ Frank J. McGee
Name:	Frank J. McGee
Title:	Managing Director

BOFA SECURITIES, INC.
as Representative of the Several Underwriters

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

[Signature Page to Underwriters’ Acceleration Request Letter]